Exhibit 99.1

EUROZINC MINING CORPORATION

Voting Results for the Annual and Special Meeting of Shareholders

Held on May 11, 2006

Report of Voting Results

To:

The Applicable Securities Commissions

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders (the “Meeting”) of EuroZinc Mining Corporation. (the “Corporation”) held on May 11, 2006.

1.

Determination of Number of Directors

Management presented a motion to determine the number of directors on the Board at NINE (9):

For	Against	Withheld
282,194,089	0	0

2.

Election of Directors

Management of the Corporation presented to the shareholders its nominees for directors.  According to proxies received and vote by show of hands, the following individuals were elected as directors of the Corporation:

Name	Votes For	Votes Withheld
Colin K. Benner	278,959,339	3,701,180
Christian Bué	282,528,719	131,800
John A. Greig	282,533,019	127,500
David Mullen	282,532,119	128,400
Ryan T. Bennett	279,179,119	3,481,400
Ronald Simkus	282,536,719	123,800
John Shanahan	278,698,919	3,961,600
Graham Mascall	279,569,569	3,090,950
Dale Peniuk	282,525,915	130,550

3.

Appointment of Auditors

Shareholders were asked to approve the re-appointment of PricewaterhouseCoopers LLP, as the Corporation’s auditor.  According to proxies received and a vote by show of hands, PricewaterhouseCoopers LLP was re-appointed as the Corporation’s auditor, based on the following results:

Votes For	Votes Withheld
273,413,007	9,247,512

4.

Shareholders’ Rights Plan

Shareholders were asked to approve an ordinary resolution ratifying the Company’s previously approved Shareholders’ Rights Plan.  According to a vote by ballot, the Shareholders’ Rights Plan was approved, based on the following results:

	No. of Votes	Percentage
For	167,266,959	59.08%
Against	115,863,810	40.92%